JSC "Svyazinform" of Chelyabinsk region

161 Kirova Street, Chelyabinsk, 454000 Russia
Telefone No: 7(3512) 662-609, Facsimile No: 7(3512) 666-704
http://www.chelptt.ru, E-mail: dispet@ chelptt.ru

December 14, 2001

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02015081

PROCESSED
FEB 2 5 2002
THOMSON
FINANCIAL

SUPPL

Re: Open Joint Stock Company "Svyazinform" of the Chelyabinsk Region
Exemption No.: 82-4768

Dear Sir or Madam:

In connection with JSC "Svyazinform" of Chelyabinsk region's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirement under Rule 12g3-2(b)(1)(iii), enclose please find:

1. Information about the Results of the Annual General Meeting of Shareholders of "Chelyabinsksvyazinform pc" of May 18, 2000;
2. Information about the Results of the Annual General Meeting of Shareholders of "Chelyabinsksvyazinform pc" of May 31, 2001;
3. Information about the Results of the Extraordinary General Meeting of Shareholders of "Chelyabinsksvyazinform pc";
4. Alterations No. 7, 8 to the by-laws of "Svyazinform pc" of the Chelyabinsk Region
5. BALANCE SHEET as of September 30,2001;
6. PROFIT AND LOSS ACCOUNT for 9 months of 2001 г.;
7. Information about the Essential Issues Concerning Financial and economic Activities of the Issuer-"Chelyabinsksvyazinform pc".
8. Series of debenture bonds. Decisions on issuing. Report of the issue.
9. List of Affiliated Persons as of 30.09.2001
10. Members of Issuer.
11. Number of Personnel of the Issuer. General Development of the Business. Main Services and their Share in the General Income.

The Bank of New York acts Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-8674 which was declared effective by The SEC on April 23, 1998.

Sincerely,
Anatoly Ya. Ufimkin
General Director
of JSC "Svyazinform" of the Chelyabinsk Region

Information of the General Meeting of Shareholders of "Svyazinform pc" as of May 18 2000

Number of shareholders included into the register of shareholders with the right to vote at the General Shareholders Meeting - 2 459

General number of votes owned by shareholders owners of voting shares of the Company - 4 508 023

143 shareholders as well as their proxies have been registered, who own 3 576 873 of voting shares of the Company, representing their right to vote on all issues under the competence of the General Meeting of Shareholders, which constitutes 79.34% of the number of voting shares.

Agenda:

1. Annual report, balance sheet, profit and loss account of the Company, allotment of profits and losses for the year o 1999 and planned allotment of profits and losses for the year of 2000.

2. Defining the amount of dividends for the year of 1999, the order and terms of payments on every category of shares

3. Electing of the Members of the Board of Directors

4. Amendments and additions into the By-Laws of the Company

5. Amendments and additions into the internal Regulations of the Company (Regulations of the Board of Directors, Regulations of the Revision Committee)

6. Authorizing of the Auditor of the Company

1.Resolution of the first paragraph of the agenda:
Approve the annual report, balance sheet, profit and loss account of the Company, payments of profits and losses for the year of 19999 and planned distribution of profits and losses for the year of 2000

Resolution taken by the majority of votes (99,85% of votes registered): placet 3 571 375, against 6, abstained - 39 /

Resolution on the second paragraph of the agenda: Pay out the annual dividends for the year of 1999 in conformity with the suggestions of the Board of Directors:

1,18 rouble for each non-preference share
5,936 roubles for each preference share, Type A
2,968 roubles for each preference share, Type B

The dividends are to be paid out by monies or by other property not later than December 31, 2000 via the cash-desks of the Company and its branches and, in case of requests on the part of shareholders - by a bank transfer or by mail.

Resolution adopted by the majority of votes (99,89% of registered votes): placet 3 572 833, against - none, abstained - 13

Resolution of the third paragraph of the agenda:

Elect the following Board of Directors:

1. BUKRIN Vladimir Borisovich - Vice-Governor of the Chelyabinsk Region (4 326 115 votes)
2. LEVKOVSKY Dmitry Vladimirovich - Authorized Representative (Agent) of Taft Enterprises Limited (4 326 115 votes)
3. LEGA Alexandre Mikhailovich - Deputy Director Genera; of "Svyazinform pc" (1 319 456 votes)
4. PETROVA Oksana Valeryevna -Leading Expert of the Department of Corporative Management of "Svyazinvest pc" (4 055 894 votes)
5. RAGOZINA Irina Mikhailovna - Director of the Department of Corporative Management of "Svyazinvest pc" (4 059 642 votes)
6. UFIMKIN Anatoly Yakovlevich - Director General of "Chelyabinsksvyazinform pc" (5 642 737 votes)
7. CHERNYSHEV Valery Alexandrovich - Deputy Director General of "Chelyabinsksvyazinform pc" (1 338 615 votes)

Resolution of the forth paragraph of the agenda: enter alterations and amendments into the By-Laws of the Company: p. 11.8 (4, 14, 16, 28), 12.4, 12.5, 12.7, 13.2, 17.1, 17.2, p. 11.8 (24, 25, 26, 27) in the suggested wording.

The Resolution was taken by the majority of two thirds of votes registered for the participation in the Meeting.

Resolution of the fifth paragraph of the agenda: enter alterations and amendments into the Regulations of the Board of Directors basing on the alterations and amendments in the By-Laws of the Company.

The Resolution was taken by the majority of votes (99,89%) of votes registered for the participation in the Meeting):

- placet - 3 572 966 votes,
- against - none
- abstained from voting - 104,

and enter alterations and amendments into the Regulations of the Revision Commission basing on the alterations in the By-Laws and fax differentiated remuneration to the members of the Revision Commission.

The Resolution was taken by the majority of votes (99,84% of votes registered for the participation in the Meeting),

- placet 3 571 202 votes,
- against - 67 votes,
- abstained from voting 1794 votes.

Resolution of the sixth paragraph of the agenda: Approve the nomination of Arthur Andersen Co. Ltd. as and independent Auditor (Licence N0. 001481)

The Resolution was taken by the majority of votes (99,89% of votes registered for the participation in the Meeting):

- placet 3 571 966 votes
- against - none
- abstained from voting 104 votes

02 FEB 13 AM 8:56

Information about the Results of the Annual General Meeting of Shareholders of "Chelyabinsksvyazinform pc" of May 31, 2001

Number of shareholders, included into the Register of Shareholders with the right to participate in the General Meeting of Shareholders - 2393

Total number of votes belonging to shareholders - owners of voting shares - 5508023.

196 shareholders and their proxies owning 4000979 voting shares of the Company, representing the right to vote on all issues of the competence of the General Meeting, which amounts to 77,75% of the number of voting shares.

The Meeting considered the following:

1. Annual Report, Balance Sheet, Profit and Loss Account of the Company, allotment of profits and losses fro 2000 and planned distribution of profits and losses for 2001.
2. Defining dividends for 2000, forms, order and terms of their payments for shares of each category.
3. Appointment of the Director General of the Company
4. Electing members of the Board of Directors
5. Alterations and amendments in the By-laws of the Company
6. Alterations and amendments in the Regulations of the Board of Directors
7. Approving of the Regulations of the Revision Commission of the Company in a new wording
8. Electing members of the Revision Commission of the Company
9. Approving the Auditor of the Company for 2001

Resolution on the first item of the agenda: Approve the Annual Report, Balance Sheet, Profit and Loss Account, distribution of profits and losses for the year of 2001.

- placet - 3 509 828 (87,72% of votes, registered in defining the quorum)
- against - 130
- abstained from voting - 485633

Resolution on the second item of the agenda: Pay dividends in the amount of:

- 1,376 rouble for each ordinary share
- 4,138 roubles for each preference share, type A
- 2,969 roubles for each preference share, type B

All payments are to be made by monies or other property before December 31 2001 via the pay desks of the Company and its affiliates and, in case of applications of the shareholders - by bank transfers or postal orders.

- placet - 3508095 (87,68% of voting shares, registered in defining the quorum)
- against - 290
- abstained from voting - 487219

Resolution of the third item of the agenda: Appoint UFIMKIN Anatoly Yakovlevich to the post of the Director General of the Company, taken by the majority of votes of shareholders with voting shares registered for the participation in the Meeting.
- placet - 3995552 (99,86% of the votes registered in defining the quorum)
- against - 290
- abstained from voting - 487219

The Board o Directors, elected at the Meeting:

- KUZYAEV Sergey Ivanovich	- 3 600 223
- LEBEDINETS Oleg Dmitriyevich	- 3 768 534
- LEVKOVSKY Dmitry Vladimirovich	- 3 783 373
- PETROVA Oksana Valeryevna	- 4 100 407
- RAGOZINA Irina Mikhailovna	- 4 202 757
- UFIMKIN Anatoly Yakovlevich	- 4 389 016
- CHERNYSHEV Valery Aleksandrovich	- 3 881 466

The Resolution on the fifth item of the agenda: Make alterations and amendments into the By-Laws of the Company:

p. 8.1. - in connection with the specification of the order of paying out dividends

p. 11.8 (28,29), 12.7, 17.2, 17.3, 17.4 - in order to specify the principles of functioning of the Board of Directors and the revision Commission

p. 9.4, 13.6, 17.5, 17.12 - in order to specify the wording in conformity with the current Legislation

The Resolution is taken by the majority of the three fourths of the votes registered for participation in the Meeting.

The Meeting decided to alter and amend the Regulations of the Board of Directors the Regulations of the Board of Directors.
- placet - 3 508 658 (87,70% of the number of voting shares registered for defining the quorum)
- against - 1325
- abstained from voting - 485 582

Resolution on the seventh item of the agenda: Approve the Regulations of the Revision Commission of the company in a new wording:
- placet - 3 508 528 (87,69% of the number of voting shares registered for defining the quorum)
- against - 1299
- abstained from voting - 485 633

Elected members of the Revision Commission of the Company:

No.	Name of candidate	Votes for each candidate, represented by valid ballots		
		placet	against	abstained
1	KATINA Galina Dmitriyevna	3312922	39	1922
2	KOZLOVA Anna Yevgenyevna	3310030	2931	1909
3	SHALYAPINA Natalya Semenovna	3276021	22101	16748

Resolution: Appoint "Arthur Andersen Co. Ltd" (Licence 006000) as the Auditor of the Company for the year of 2001

- placet - 3994662 (99,84 of the number of voting shares, registered for defining the quorum)
- against - 182
- abstained from voting - 746

Information about the Results of the Extraordinary General Meeting of Shareholders of "Chelyabinsksvyazinform pc"

Extraordinary General Meeting of Shareholders took place on September 26, 2001.

Number of shareholders included into the Register of shareholders with the right to vote at the General Meeting of Shareholders - 2472

Total number of votes belonging to shareholder - owners of voting shares of the Company - 6640608

To participate in the Meeting 1456 shareholders and their proxies owning 4556115 of voting shares of the Company with the right to vote on all issues within the competence of the General Meeting of Shareholders were registered which amounts to 68,61% of the voting shares.

The item discussed was: "On Reorganizations of "Chelyabinsksvyazinform pc" in the Form of Take-Over by "Uralsvyazinform pc". Approving of the Contract on Take-Over. Approving the Take-Over Protocol.

- placet - 4 546 987 votes (99,80% of the number of votes registered for defining the quorum)
- against - 3923
- abstained from voting - 3 374

Resolution: "Reorganize "Chelyabinsksvyazinform pc" in the form of take-over by "Uralsvyazinform pc". Approve the Take-Over Contract between "Uralsvyazinform pc" and "Chelyabinsksvyazinform pc", approve the Take-Over Protocol" by the majority of three fourths of votes of shareholders owning voting shares registered to participate in the Meeting.

REGISTERED
Decree of the Head of the Administration of Chelyabinsk
No. of 2000
Registration No.
Head of the Department of State Registration Chelyabinsk

G.A. BEREZHNOY

02 FEB 13

APPROVED
by the Resolution of the General Meeting of Shareholders of "Svyazinform pc" Chelyabinsk Region
Protocol No. 7 of 18.05.2000
Chairman of the Meeting

A.Ya. UFIMKIN

ALTERATIONS No. 7

to the By-Laws of "Svyazinform pc" of the Chelyabinsk Region, registered following Decree of the Head of the Central District Administration, Chelyabinsk, No. 1321-3 of 24.07.1996 Registration No. 484

Article 11 BOARD OF DIRECTORS. COMPETENCE OF THE BOARD OF DIRECTORS

Subpoint 4 of Point 11.8 After the words "membership of the Counting Commission" add: "defining the order of notification of shareholders of the General Meeting of Shareholders"
Subpoint 14 of Point 11.8 in the following wording: "14) approving of the internal documents of the Company excluding the documents to be approved by the General Meeting of Shareholders"
Subpoint 16 of Point 11.8 in the following wording: "16) taking decisions on participating (cancellation of participating, change of share in participating) of the Company in other entities, associations of commercial entities, including sales and purchase of shares, shares of other entities, excluding the decisions concerning the participation of the Company in holding companies, financial and in industrial groups."
Add new subpoints to Point 11.8:

"24) approving of the terms and conditions of Contracts signed by the Director General, members of the Management"

"25) considering the remunerations of the Director General depending on the results of financial and economic activities"

"26) defining the person, authorized to act as the Director General in case of his inability to fulfill his obligations"

"27) prolonging the term of contract with the Director General within the term stipulated by the present By-Laws"

"28) other issues stipulated by the Federal Law "On Joint Stock Companies: and the present By-Laws"

Article 12 MEETING OF THE BOARD OF DIRECTORS

The third paragraph of Point 12.4 in the following wording: "Resolutions under subpoints 1, 16 of Point 11.8 may not be taken without the consent of a member of the Board of Directors - a representative of a shareholder, owning not less, than 40% of voting shares of the Company"
The last paragraph of Point 12.5 in the following wording: "Protocols of all meetings of the Board of Directors are kept in conformity with the Regulations, stipulated by it. The protocols of meetings are to be available for any shareholder (or his proxy), a member of the Board of Directors, a member of the Revision Commission, the Auditor of the Company at the place of residence of the managing body of the Company or in any other place, defined by the Board of Directors"

Point 12.7 in the following wording: "Notification of a meeting of the Board of Directors is to be forwarded to each member of the Board of Directors in written form following the order and terms stipulated by the Regulations of the Board of Directors"

Article 13 EXECUTIVE BODIES OF THE COMPANY

The third and the forth paragraphs of Point 13.2 in the following wording: "Appointing of the Director General as well as canceling his authority is to be effected by the General Meeting of Shareholders"

The term of authority of the Director General is calculated from the date he is appointed to this post by the General Meeting of Shareholders.

To cancel the authority of the Director General before time the Board of Directors should duly take a resolution on calling an extraordinary General Meeting of shareholders to decide on canceling the authority of the Director General before time and appointing a new Director General or on including the above questions in the agenda of the annual General Meeting of Shareholders.

Article 17. REVISION COMMISSION. AUDITOR

Point 17.1 in the following wording: "Control of financial and economic activities of the Company is effected by the Revision Commission , elected by a general Meeting of Shareholder for the period of 1 (one) year"

The first and the second paragraph of Point 17.2 in the following wording: "The Revision Commission consists of three people, elected by the majority of votes of shareholders - owners of the voting shares of the Company, participating in a General Meeting of Shareholders and having the right to take part in voting on this issue"

Director General
of "Chelyabinsksvyazinform" A.Ya. UFIMKIN

REGISTERED
Decree of the Head of the Administration of Chelyabinsk
No. of 2000
Registration No.
Head of the Department of State Registration
Chelyabinsk

G.A. BEREZHNOY

APPROVED
by the Resolution of the General Meeting of Shareholders of "Svyazinform pc" Chelyabinsk Region
Protocol No. 7 of 18.05.2000
Chairman of the Meeting

A.Ya. UFIMKIN

ALTERATIONS No. 8

to the By-Laws of "Svyazinform pc" of the Chelyabinsk Region, registered following Decree of the Head of the Central District Administration, Chelyabinsk, No. 1321-3 of 24.07.1996 Registration No. 484

Article 8. DIVIDENDS OF THE COMPANY

Point 8.1 in the following wording: "The Company shall have the right quarterly, once in half a year or annually to decide (announce) paying the dividends on allotted shares. The dividends shall be paid out in monies. The dividends may be also paid out by means of other property on resolution of the corresponding managing body of the Company in case a shareholder agrees to receive said dividends in this form. The list and cost ofother property shall be defined by the Board of Directors."

Article 9. MEETING OF SHAREHOLDERS

The second paragraph of point 9.4 in the following wording: "In case of forwarding the ballots for voting to the shareholders (by registered letters or against a receipt) the votes represented by said ballots, received by the Company not later, than 2 days before the date of the Meeting, shall be counted in defining the quorum and final balloting"

Article 11. BOARD OF DIRECTORS. COMPETENCE OF THE BOARD OF DIRECTORS

Add subpoint 28) to point 11.8 in the following wording: "canceling the Contract with the Director General in case of canceling his authority before time by the General Meeting of Shareholders"

Subpoint 28 of point 11.8 in the previous wording shall be point 29)

Article 12. MEETING OF THE BOARD OF DIRECTORS

Point 12.7 in the following wording: "Notification of the Meeting of the Board of Directors shall be forwarded to each member of the Board of Directors in written form following the order and the terms stipulated by the Regulations of the Board of Directors excluding the meetings at which the business-plan is considered (including the corrections thereto). In this case the notification together with the necessary materials shall be forwarded to each member of the Board of Directors in written form not later, than 20 days before the date of the Meeting.

The first (activity arrangement) meeting of the Board of Directors shall be held on the date of the General Meeting at which the Board of Directors is elected (without any preliminary notification) to resolve the issues concerning the election of the Chairman, his deputy and the secretary of the Board of Directors.

Article 13. EXECUTIVE BODIES OF THE COMPANY

The first paragraph of Point 13.6 in the following wording: "The Managing Board shall consist of 7 persons. The membership of the Managing Board is approved by the Board of Directors on the proposal of the Director General of the Company"

Article 17. REVISION COMMISSION. AUDITOR

Point 172. in the following wording: "The Revision Commission shall consist of three people, elected annually by the majority of votes of the shareholders - owners of the voting shares of the Company having the right to vote on the issue. In case when the number of candidates collecting the majority of votes of the shareholders, owners of the voting shares of the Company exceeds the number of the members of the Revision Commission stipulated by the present By-Laws the members elected shall be the candidates, who collected the majority of votes as compared with other candidates.

The Revision Commission shall take resolutions by the majority of votes of its members. On request of the Board of Directors the members of the Revision Commission can attend its meetings.

Add point 17.3 to Article 17 in the following wording: "The competence of the revision Commission shall include:

- testing of reliability of the authenticity of the data contained in the reports and other documents of the Company
- revealing the facts of violation of legal acts of the Russian Federation in the accountancy procedure and financial reports
- check of maintenance of legal norms in calculating and payment of taxes
- revealing the facts of violating of legal acts of the Russian Federation regulating the financial and economic activities of the Company.

Point 17.3. in the previous wording shall be point 17.4 exclusive the words "decision of the Director General"

Points **17.4 - 17.11 in the previous wording shall be points 17.5 - 17.12 correspondingly**

BALANCE SHEET

02 FEB 13 AM 8:56

As of September 30, 2001

		CODES
	Form No. 2 OKUD	0710002
	Date (year, month, date)	2001 10 25
Organization "Svyazinform pc" Chelyabinsk Region.	OKPO	01156483
Tax Identification Number **7453013360**	TIN	7453013360
Activities communications	OKDP	52300
Form of Property private	OKOPF/OKFS	
Units thousand roubles.	OKEI	47/17
		384

Approved on	
Delivery/acceptance date	

ASSETS	Code of Line	At the start of the accounting period	At the end o the accounting period
1	2	3	4
1. Non-CIRCULATING ASSETS			
Non-material assets (04, 05) including patents, licences, trade marks, (service marks),	110	18142	4908
other similar rights and assets,	111	12934	172
organization expenses,	112		
business reputation of the Company	113		
Main assets,(01, 02, 03), including:	120	3158346	2987179
land sites, and objects of nature management,	121		
buildings, machinery and equipments	122	2259489	2116891
Non-finished construction (07,08,16,61)	130	168410	356078
Profitable investments in material values (03), including:	135		
property for leasing	136		
property offered under hire contracts	137		
Long term financial investments (06,82) including:	140	13202	13202
investments into affiliated entities	141	300	300
investments in dependant companies	142	4804	4804
investments in other organizations	143		
loans for the period exceeding 12 months	144		
Other long term financial investments	145	8098	8098
Other non circulating assets	150		
Total Part 1	190	3358100	3361367

ASSETS	Code of line	At the start of the accounting year	At the and of the account. year
1	2	3	4
II. CIRCULATING ASETS		75428	122368
Reserves	210		
including:		48502	57857
raw material, materials and other similar values (10, 12, 13 16)	211		
cattle under breeding and fattening (11)	212		
expenditures of work-in-progress (cost of circulation) (20, 21, 23, 29, 30, 36, 44)	213	97	394
	214	16757	11949
finished products and goods for resale (16, 40, 41)	215		
products delivered (45)	216	10072	52147
expenditures of future periods (31)	217		
other reserves and expenditures			
Value added tax on purchased values (19)	220	8184	34706
Receivables expected in more than 12 months after accounting date	230	39910	40608
Including:			
Buyers and customers (62, 76,82)	231		
Bills receivable (62)	232		
Debts of affiliated and dependant companies (78)	233	39910	40608
Advances paid (61)	234		
	235		
Other debtors			
Receivables expected within 12 months after accounting date	240	257062	283466
Including buyers and customers (62, 76, 82)	241	64607	137970
Notes receivable(62)	242	3680	647
Debts of affiliated and dependant companies (78)	243		
Debts of members (founders) to the authorized capital stock (75)	244		
advances paid out (61)	245	133723	85659
Other debtors	246	55052	59190
Short-term investments (56, 58, 82),	250	1919	1919
Including loans issued for the period of less than 12 months	251		
shares purchased from the shareholders	252		
Other short-term investments	253	1919	1919
Finance	260	47914	67696
including:			
cash (50)	261	986	1042
bank accounts (51)	262	10150	13550
hard currency accounts(52)	263		
other financial means (55, 56,57)	264	376778	53104
Other circulating assets	270		
TOTAL PART II	290	430417	550763
BALANCE (SUM OF 190+290)	300	3788517	3912130

LIABILITIES	Code of line	At the start of the accounting period	At the end of the accounting period
1	2	3	4
III. CAPITAL AND RESERVES			
Authorized capital stock (85)	410	365233	365233
Additionalcapital stock (87)	420	2460596	2460596
Reserve capital (86)	430	70580	70580
Including:			
Reserve fund, formed in conformity with the legislation	431	49892	49892
Reserves formed in conformity with the by-laws	432	20688	20688
Social fund (88)	440	31480	31480
Non distrubuted profits of previous years (88)	460	94475	94436
Non-covered losses of previous years (88)	465		
Non-distributed profits of the accounting year (88)	470	X	37685
Non-covered losses of the accounting year(88)	475	X	
TOTAL PART III	490	3022364	3060010
IV. LONG TERM LIABILITIES			
Loans and credits (92, 95),	510	110405	100798
Including:			
Credits of banks, to be reimbursed in more than 12 months after accounting date	511	98969	76488
loans to be reimbursed in more than 12 months after accounting date	512	11436	24310
Other long-term liabilities	520		
TOTAL PART IV	590	110405	100798
V.SHORT-TERM LIABILITIES			
Loans and credits (90,94),	610	71000	130691
Including:			
Credits of banks to be reimbursed in more than 12 months after accounting date	611	71000	130691
Loans to be reimbursed in more than 12 months after accounting date	612		
Payables	620	535291	577182
including:			
suppliers and sub-contractors (60, 76)	621	425399	429108
notes payable (60)	622	4849	6638
debts to affiliated and dependant companies (78)	623		
debts to the personnel of the company (70)	624	1175	10441
debts to stat off-budget funds (69)	625	136	7237
debts to the budget (68)	626	37561	51535
advances received (64)	627	32249	27085
other creditors	628	33922	45138
debts to the members (founders) in paying out income (75)	630	28074	22351
income of future periods (83)	640	21383	21098
Reservce of future expenditures (89)	650		
Other short-term liabilities	660		
TOTAL PART V	690	655748	751322
BALANCE (sum of 490+590+690)	700	3788517	3912130

INFORMATION ABOUT THE VALUES ACCOUNTED FOR ON OFF-BALANCE ACCOUNTS

Description	Code of line	At the start of the accounting period	At the end of the accounting period
1	2	3	4
Rented main assets (01)	910	335705	365076
Including: leasing	911	327772	273780
Goods and materials accepted as deposits (002)	920	10653	13226
Goods accepted on commission	930	2872	4478
Debts of insolvent debtors written off as losses (007)	940	12125	17156
Provision of obligations and received payments (008)	950		
Provision of obligations and issued payments (009)	960		
Depreciation of living accommodation (014)	970	72	3
Depreciation of objects of land improvement and other similar objects (015)	980		
Official forms (006)	990	7965	7461

Director

(Signature) (Name in block letters)

Chief Accountant

(Signature) (Name in block letters)
(Diploma of professional accountant of 10.07.1998 # 14)

PROFIT AND LOSS ACCOUNT

for 9 months of 2001 r.

		CODES
	Form No. 2 OKUD	**0710002**
	Date (year, month, date)	2001 10 25
Organization "Svyazinform pc" Chelyabinsk Region.	OKPO	**01156483**
Tax Identification Number **7453013360**	TIN	7453013360
Activities communications	OKDP	52300
Form of Property private	OKOPF/OKFS	
Units thousand roubles.	OKEI	**47/17**
		384

Approved on	
Delivery/acceptance date	

ASSETS	Code of Line	At the start of the accounting period	At the end o the accounting period
1	2	3	4
1. Non-CIRCULATING ASSETS			
Nona-material assets (04, 05) including patents, licences, trade marks, (service marks),	110	18142	4908
other similar rights and assets,	111	12934	172
organization expenses,	112		
business reputation of the Company	113		
Main assets,(01, 02, 03), including:	120	3158346	2987179
land sites, and objects of nature management,	121		
buildings, machinery and equipments	122	2259489	2116891
Non-finished construction (07,08,16,61)	130	168410	356078
Profitable investments in material values (03),	135		
including:			
property for leasing	136		
property offered under hire contracts	137		
Long term financial investments (06,82)	140	13202	13202
including:			
investments into affiliated entities	141	300	300
investments in dependant companies	142	4804	4804
investments in other organizations	143		
loans for the period exceeding 12 months	144		
Other long term financial investments	145	8098	8098
Other non circulating assets	150		
Total Part 1	190	3358100	3361367

Name of index	Code of line	For the accounting period	For the similar period of the previous year
1	2	3	4
For information: Dividends for one share, ordinary and preference ones	201	X	X
	202	X	X
Assumed dividends for one share of the next year, ordinary and preference ones		3	
	203	X	
	204	X	

*To be filled in the annual balance sheet

Deciphering of individual profits and losses

Description	Code of line	For the accounting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, forfeits acknowledges or on which the verdict of the Court (Arbitration Court) is received concerning the collection thereof	210	1222	(74)	633	(3)
Profits (losses of the previous years	220	2036	(7506)	1203	(4822)
Reimbursement of losses cause by failure to fulfill or non appropriate fulfillment of obligations Курсовые разницы по	230	93		49	
Exchange rate differences in operations in foreign currency	240	7467	(21087)	17097	(27461)
Decrease of production costs of materials for the production at the end of the accounting (fiscal) year Writing off of payables and receivables on which the state of limitation is cancelled	250	X		X	
	260	717	(3608)	49	(5934)
	270				

Director__ Ufimkin A.Ya____ (Signature) (Name in block letters)

Chief Accountant __________ (Signature) Ivanova A.G.____ (Name in block letters)

"25___ "___ 10_____ 2001_____ г.

Information about the Essential Issues Concerning Financial and Economic Activities of the Issuer - "Chelyabinsksvyazinform pc"

On March 29, 2000 a one-time increase of profits (losses) of the Issuer by more, than 10% took place.
Profit of the 3rd quarter of 1999 - 59 970 thousand roubles
Losses of the 4th quarter of 1999 - 19 836 thousand roubles
Absolute change -79 806 thousand roubles
Per cent - 133,1%
Decrease of profits (increase of losses) was the result of the increase of the wages fund and expenditures not connected with sales. Expenditures not connected with sales increases as a result of the reserve of questionable debts.

On May 3, 2000 a one-time increase of assets of the Company by more, than 10% took place.
The sum of assets at the end of the 4th quarter of 1999 - 2 165 878 thousand roubles
The sum of assets at the end of the 1st quarter of 2000 - 3 280 231 thousand roubles
Absolute change - 1 114 353 thousand roubles
Per cent - 51,45%
The increase of assets was the result of the revaluation of the main assets at the start of 2000.

On May 3, 2000 a one-time increase of profits (losses) of the Issuer by more, than 10% took place.
Profits of the 1st quarter 1999 - 19 836 thousand roubles
Losses of the 1st quarter 2000 - 14 648 thousand roubles
Absolute change - 5 188 thousand roubles
Per cent - 26,15%
The decrease of the losses was the result of creating the reserve for questionable debts at the end of the 4th quarter of 1999 and alterations in accountancy for the 1st quarter of 2000.

On July 31, 2000 the profits of the Company increased by more, than 10%
Losses of the 1st quarter of 2000 - 14 648 thousand roubles
Profits of the 2nd quarter of 2000 - 71 586 thousand roubles
Absolute change - 71 586 roubles
Per cent - 488,7%
The increase of profits was the result of the increase of income not connected with sales and the decrease of expenditures not connected with sales. The income not connected with sales increased as a result of reimbursement of payables on written-off questionable debts and the reimbursement of expenditures on privileged services. The decrease of the expenditures not connected with sales was influenced by the absence of changes in the sum and rate differences.

On April 28, 2001 the profits of the Company increase by more, than 10%.
Profits of the 4th quarter of 2000 - 15 774 thousand roubles
Profits of the 1st quarter of 2001 - 3 596 thousand roubles
Absolute change - 12 178 thousand roubles
Per cent - 77,20%
The decrease of profits was the result of the increase of depreciation due the revaluation of the equipment and due to the absence of additions to the reserve for questionable debts.

On May 10, 2001 a one-time increase of the cost of assets of the Company by more, than 10% took place.
The sum of assets at the end of the 4th quarter of 2000 - 3 324 893 thousand roubles
The sum of assets at the end of the 1st quarter of 2001 - 3 805 400 thousand roubles
Absolute change - 408 507 thousand roubles
Per cent - 14,45%
The sum of assets was the result of the revaluation of the main assets at the start of 2001.

On July 30, 2001 the profits of the Company increased by more, than 10%
Profits of the 1st quarter of 2001 - 3 596 thousand roubles
Profits of the 2nd quarter of 2001 - 28 107 thousand roubles
Absolute change - 24 511 thousand roubles
Per cent - 681,62%
The change in profits in the 2nd quarter of 2001 was the result of the increase of proceeds in the absence of prime costs.

At the Meeting held by correspondence on August 17, 2001, after discussing the send item of the agenda "Defining of Market price of the Shares of the Company Liable for Redemption on Shareholders' Demand" the Resolution was as follows:
Taking into consideration the recommendations of an independent assessor, define the market price of the shares of the Company liable for redemption from shareholders, voting against the re-organization of the Company or not participating in the voting on this issue and duly producing the demand to redeem the shares belonging to them as follows:

220,66 roubles for each ordinary share
220,66 roubles for each preference share, type "B"
56,73 roubles for each preference share, type "A"

On October 2001 the change in list of persons, holding 5 and more per cent of votes in the top management of the Issuer took place.
"Deposit and Clearing Co. Ltd." - nominal holder
Registered address - 13, 1st Tverskaya-Yamskaya street, 125047, Moscow
Mail address - 14/2, Staraya Basmannaya street, Building 4, 103064, Moscow

Percentage in the top management of the Issuer before change - 5,000%
Percentage in the top management of the Issuer after change - 4,677%
Date of change - 19.10.2001

SERIES OF DEBENTURE BONDS. DECISIONS ON ISSUING. REPORT OF THE ISSUE

Series	Date of approval/Resolution on issue of SD	Date of State registration/resolutions of issue of FKCB	Area of allocation	Cost of allocation	Term of allocation (following the resolutions of the Report)	Term of clearing	Current state of the issue
01 natural persons	23.12.1999/27.12.2000	28.02.2000- 27.12.2000	Kopeisk Miass Magnitogorsk Chelyabinsk	8,000	14.03.2006- 22.12.2006	1.04.2006 - 30.06.2006	Placement confirmed
02 juridical persons	23.12.1999.38.12.2000	28.02.2000. - 8.02.2000	Kopeisk Miass Magntogorsk Chelyabinsk	10 000	14.03.2000- 22.12.2000	1.07. 2006 - 30.09. 2006	Placement completed
03 natural persons	23.12.1999/30.11.2000	28.02.2000/ 27.12.2001	Che;yabinsk, Kalinin District Kurchatov District	8 000	14.03.2000- 22.12.2000	1.10. 2006- 31.12. 2006	Placement completed
04 natural persons	17.05.2000/21.02.2001	17.07.2000/22.032000	Nyazepetrovsk Emanzhelinsk Chelyabinsk	8 000	1.08.2000- 16.05.2000	1.03. 2007/31.05. 2007	Placement completed
05 natural persons	17.05.2000/30.11.2000	17.07.2000/ 27.12.2000	Chelyabinsk	8 000	1.08.2000- 16.05.2001	1.06. 2007- 31.08. 200	Placement completed
06 natural persons	22.08.2000/21.02.2001	19.09.2000/ 22.03.2001	Zlatoust	8 000	4.10.2000/21.08.2001	1.09. 2007/330.11. 2007	Placement completed
07 natural persons	22.08.2000/21.02.2001	19.09.2000/ 22.03.2001	Magnitogorsk	8 000	4.10.2000/ 21.08.2001	1.12. 2007/29.02. 2008	Placement completed
08 physical persons	22.08.2000/21.02.2001	19.09.2000/ 22.03.2001	Chelyabinsk	8 000	4.10.2000/ 21.08.2001	1.03. 2008/ 31.05. 2008	Placement completed
09 natural persons	30.11.2000/20.04.2001	27.12.2000/ 16.05.2001	Kopeisk Zlatoust Katav-Ivanovsk Kusa Satka Magnitogorsk Chelyabinsk	8 000	11.01.2001/ 29.11.2001	1.06. 2008- 31.08. 2008	Placement completed
10 natural persons	30.11.2000/20.04.2001	27.12.2000/ 16.05.2001	Verkhny Ufaley Kyshtym Ozyorsk Kartaly Nyazepetrovsk Magnitogorsk Chelyabinsk	8 000	11.01.2001-30.11.2008	1.09. 2008 - 30.11. 2008	Placement completed
11 natural persons	30.11.2000/20.04.2001	27.12.2000/ 16.05.2001	Emanzhelinsk Korkino Troitsk Miass Chebarkul Uyskoye Magnitogorsk Chelyabinsk	8 000	11.01.2001-29.11.2001	1.12. 2008- 28.02. 2009	Placement completed
12 natural persons	30.11.2000/20.04.2001	27.12.2000/ 16.05.2001	Trekhgorny Yuzhnouralsk Yetkul Kasli Zlatoust Magnitogorsk Chelyabinsk	8 000	11.01.2001- 29.11.2001	1.03. 2009- 31.05. 2009	Placement completed
13 natural persons	30.01.2001/12.10.2001	22.03.2001	Katav-Ivanovsky Ust-Katav Magnitogorsk Chelyabinsk Satka District Asha District Kusa District Miass Zlatoust	8 000	6.04.2001- 29.01.2002	1.06. 2009 - 31.08 2009	Placement completed
14 natural persons	30.01.2001/29.10.2001	22.03.2001	Kartaly District Magnitogorsk Etkul District Emanzhelinsk Ozyersk Chelyabinsk Yuzhnouralsk Korkino Oktyabr District Plast Troitsk District	8 000	6.04.2001- 29.01.2002	1.09.2009- 30.11.2009	Placement completed
15 natural persons	30.01.2001/29.10.2001	22.03.2001	Chebarkul District Magnitoogorsk Chelyabinsk Miass Uysky District Verkhny Ufaley Nyazepetrovsk District Kyshtym	8 000	6.04.2001- 29.01.2002	1.03.2010- 31.05.2010	Placement completed Report under registration of the Federal Treasury of the Central Bank
16 natural persons	30.01.2001/	22.03.2001	Chelyabinsk Region	8 000	6.04.2001- 29.01.2002	1.03.2010- 31.05.2010	Under placement
17 juridical persons	30.01.2001/	22.03.2001	Chelyabinsk Region	12 000	6.04.2001- 29.01.2002	1.06.2010- 31.08.2010	Under placement
18 juridical persons	20.04.2001/	22.06.2001	Miass Zlatoust Magnitogorsk Kopeisk Chelyabinsk Satka Asha Plast	12 000	30.06.2001- 19.04.2002	1.09.2010- 30.11.2010	Under placement
19	20.04.2001/	22.06.2001	Plast	8 000	30.06.2001-	1.12.2010-	Under placement

natural persons			Magnitogorsk Chelyabinsk Asha		19.04.2002	28.02.2011		
20 natural persons	20.04.2001/	22.06.2001	Chelyabinsk Troitsk District Zlatoust	8 000	30.06.2001- 19.04.2002	1.03.2011- 31.05.2011	Under placement
21 natural persons	20.04.2001/	22.06.2001	Magnitogorsk Miass Asha	8 000	30.06.2001- 19.04.2002	1.06.2011- 31.08.2011	Under placement
22 natural persons	20.04.2001/	22.06.2001	Kopeisk Miass Zlatoust Chelyabinsk Proitsk District Chebarkul District	8 000	30.06.2001- 19.04.2002	1.09.2011- 30.11.2011	Under placement
23 natural persons	12.10.2001/		Chelyabinsk	8 000		1.09.2010- 30.11.2010	Resolution on the issue on registration in the Federal Treasury of the Central Bank
24 natural persons	12.10.2001/		Zlatoust Magnitogorsk Chelyabinsk	8 000		1.12.2010- 28.02.2011	Resolution on the issue on registration in the Federal Treasury of the Central Bank
25 natural persons	12.10.2001/		Asha District Troitsk Kopeisk Plast Yuzhnouralsk Kartaly Emanzhelinsk Kasli Nyazepetrovsk	8 000		1.03.2011- 31.05.2011	Resolution on the issued on registration in the Federal Treasury of the Central Bank
26 natural persons	12.10.2001/		Verkhny Ufaley Kyshtym Katav-Ivanovsk Kusa Ust-Katav Satka Chebarkul Korkino Miass Ozyorsk Kartaly Asha Zlatoust Magnitogorsk Chelyabinsk	8 000		1.06.2011- 31.08.2011	Resolution on the issued on registration in the Federal Treasury of the Central Bank

LIST OF AFFILIATED PERSONS

"Svyasinform pc"

Chelyabinsk Region

(Issuer's Code 00136-A)

as of 30.09.2001

Deputy Director General
V.A. Chernyshev

List of Affiliated Persons

Affiliated persons	Number of shares belonging to a person	Share of the person in the stock capital of the Company
Name: ***KUZYAYEV Sergey Ivanovich*** Resident of: Perm Grounds: a member of the Board of Directors (Supervision Committee) of the Company Date of the start of the validity of the grounds: 31.05.2001	-	-
Name: ***LEBEDINETS Oleg Anatolyevich*** Resident of: Moscow Grounds: Member of the Board of Directors (Supervision Committee) of the Company Date of the start of the validity of the grounds: 31.05.2001	-	-
Name ***PETROVA Oksana Valeryevna*** Resident of: Moscow Grounds: Member of the Board of directors (Supervision Committee) of the Company Date of the start of the validity of the grounds: 18.05.2000	-	-
Name: ***RAGOZINA Irina Mikhailovna*** Resident of: Chelyabinsk Grounds: Member of the Board of Directors (Supervision Committee) Date of the start of the validity of the grounds: 15.05.1997	-	-
Name: CHERNYSHEV Valery Alezanrovich Resident of Chelyabinsk Grounds: Member of the Board of Directors (Supervision Committee) of the Company Date of the start of the validity of the grounds: 15.05.1997 Ground: member of the Corporate Executive Board of the Company Date of the start of the validity of the grounds: 1.07.1995	Ordinary shares: 741 Preference shares, Type A: 1508 Preference shares, Type B -	0,0%
Name AKIMENKO Sergey Vasilyevich Resident of Chelyabinsk Grounds: Member of Corporate Executive Board Date of the start of the validity of the grounds: 24.07.1996	Ordinary shares: 100 Preference shares, Type A - Preference shares, Type B -	0,0%

Name ***ZAVORIN Pavel Grigoryevich*** Resident of Chelyabinsk Grounds: Member of Corporate Executive Board of the Company Date of the start of the validity of the grounds: 20.05.1993	Ordinary shares: 21 540 Preference shares, Type A - 1007 Preference shares, Type B -	0,3%
Name ***ZIMIN Vyacheslav Georgiyevich*** Resident of Chelyabinsk Grounds: Member of Corporate Executive Board of the Company Date of the start of the validity of the grounds 27.01.1998	Ordinary shares: 95 Preference shares, Type A: 621	0,0%
Name ***IVANOVA Anna Grigoryevna*** Resident of Chelyabinsk Grounds: Member of Corporate Executive Board Date of the start of the validity of the grounds: 20.05.1993	Ordinary shares: 19300 Preference shares, Type A: 1020 Preference shares, Type B	0,3%
Name ***STOYANOV Vitaly Vasilyevich*** Resident of Chelyabinsk Grounds: Member of Corporate Executive Board of the Company Date of the start of the validity of the grounds: 14.02.2000	Ordinary shares: 78 Preference shares, Type A - Preference shares, Type B -	0,0%
Name UFIMKIN Anatoly Yakovlevich Resident of Chelyabinsk Grounds: Authorized as the Personal Executive of the Company Date of the start of the validity of the grounds: 19.05.1993 Grounds: Member of the Board of Directors (Supervision Committee) Date of the start of the validity of the grounds: 19.05.1993 Grounds: other Chairman of the Corporate Executive Board of the Company Date of the start of the validity of the grounds: 19.05.1993	Ordinary shares: 67379 Preference shares, Type A: 11807 Preference shares, Type B: -	1,0%
Name: Investitsionnaya Kompaniya Svyazi pc (Communications Investing Company pc) Registered address: 55, Plyushchikha, Building 2, 119121, Moscow Mailing address: 55, Plushchikha, Building 2, 119121, Moscow Grounds: The person is authorized to manage more, than 20 per cent of the voting shares of the Company Date of the start of the validity of the grounds: 1.09.1995	Ordinary shares: 2 540 031 Preference shares: Type A Preference shares, T ype B	38,2%

Name: Yuzhno-Uralsky Sotoviy Telefon (South Ural Cellular Telephone pc) Registered address: 161, Kirov street, 454000, Chelyabinsk Mailing address, P.o.Box 122, 104 Kirov street 454899 Chelyabinsk Grounds: The Company is authorized to manage more, than 20 per cent of the voting shares, allotted to the shares, comprising the Stock Capital of said person. Date of the start of the validity of the grounds: 29.12.1995	-	-
Name: Assotsiatsiya Kanal TV (TV Channel Association Co. Ltd.) Registered address: 4, Vitebskaya street, 4554126, Chelyabinsk Mailing address: 4 Vitebskaya street, 454899, Chelyabinsk Grounds: the Company is authorized to manage more, than 20 per cent of the voting shares, allotted to the shares, comprising the Stock Capital of the Company of said person Date of the start of the validity of the grounds: 24.06.1996		
Name: Svyazinformkomlekt Co. Ltd. Registered address: 4A, Darvin street, 454087, Chelyabinsk Mailing address 4A, Darvin street, 454087, Cheyabinsk Grounds: the Company is authorized to manage more, than 20 per cent of the voting shares, allotted to the shares, comprising the Stoc0k Capital of the Company Date of the start of the validity of the grounds: 1.06.1998		
Name: Tsentr Vnedreniya Spesializirovannykh Sistem (Special System Implementation Center pc) Registered address: 161, Kirov street, 454005, Cheltabinsk Mailing address: 161, Kirov street, 454005, Chelyabinsk Grounds: The Company is authorized to manage more, than 20 per cent of the voting shares, comprising the Stock Capital of the Company Date of the start of the validity of the grounds: 4.08.1998		
Name: Non-Governmental Pension Fund "Szyazist" Registered address: 10. Zwilling street, 454000, Chelyabinsk Mailing address: 10, Zwilling street, 454000, Chelyabinsk Grounds: The Company is authorized to manage more, than 20 per cent of voting shares, comprising the Stock Capital of the Company. Date of the start of the validity of the grounds: 17.03.1997		

Members of Issuer

Total number of Shareholders (Members) - 2 387

Shareholders (Members) holding not less that 5 per cent of the Stock Capital of the Issuer:

1 Name - ***"Svyazinvest pc"***
Registered address: ***55, Plyushchikha, Building 2, 119121 Moscow***
Mail address: ***55, Pyushchikha, Building 2, 119121, Moscow***
Share in the Stock Capital of the Issuer: ***38,25%***

2. Name: ***"Bank Credit Swiss First Boston Co."***
Registered address: ***5, Nikitsky Lane, 103009, Moscow***
Mail address: ***5, Nikitsky Lane, 103009, Moscow***
Share in the Stock Capital of the Issuer: ***12,158% (nominal holder)***

3. Name: ***"Depozitarno Kliringovaya Kompania Ltd" (Deposit and Clearing Company Ltd)***
Registered address: ***13, Tverskaya-Yamskaya street, 125047, Moscow***
Mail address: ***12/2, Staraya Basmannaya, Building 4, 103064, Moscow***
Share in the Stock Capital of the Issuer: ***7,4244% (nominal holder)***

4. Name ***"Russian Federal Property Fund"***
Registered address: ***19, Novy Arbat, 103025, Moscow***
Mail address: ***19, Novy Arbat, 103025, Moscow***
Share in the Stock Capital of the Issuer: ***7,1143%***

5. Name***: "Taft Enterprises Limited"***
Registered address: ***2-4 Arch Makarios, III Avenue, Capital Center 9th Floor, Nicosia, Cyprus***
Mail address: ***17/23, Taganskaya street, Building B, 4th Floor, 109104, Moscow***
Share in the Stock Capital of the Issuer***: 6,0597%***

Persons Holding 5 and More per cent of Votes in the Top Management of the Issuer

Name: "***Svyazinvest pc"***
Share: ***56.344%***

Name: ***"Taft Enterprises Ltd."***
Share***: 8.5414%***

Name***: "Bank Credit Swiss First Boston Co."***
Share***: 9.358%***

Name: ***"Chase Manhatten Bank International"***
Share: ***5.4704%***

Number of Personnel of the Issuer

Average number of personnel of the Issuer, including the personnel of affiliated branches and representative offices for the period under report: ***7 685.***

General Development of the Business

Installed capacity as of 01.01.2001 - 691888 telephone numbers
Used capacity - 639785 telephone numbers, per cent of capacity utilization, including newly commissioned Automated Telephone Stations - 92.47%

Information about the users of services, provided by the Issuer:

Total: 631923 telephone subscribers (100%)
- Population - 549192 subscribers (86.91%)
- Commercial structures, state (budget) institutions - 82731 subscriber (13.09%)

Main Services and their Share in the General Income

Main services yielding more than 10% of the income of the Company are intercity and international calls (43-52%) and city telephone communications (35-40%).
Specific value of services, per cent:

No.	*Description*	*1998*	*1999*	*2000*	*1st quarter, 2001*	*2nd quarter, 2001*	*3rd quarter, 2001*
1.	*Intercity and international telephone calls*	*51,8*	*52,7*	*52,6*	*52,07*	*51,6*	*51,4*
2.	*Documentary communications*	*5,8*	*6,4*	*5,9*	*5,9*	*5,8*	*5,7*
3.	*City telephone calls*	*36,2*	*32,9*	*28,4*	*36,3(incl CDMA)*	*26,8*	*28,7*
4.	*Rural telephone calls*	*3,4*	*3,0*	*2,4*	*2,5*	*2,5*	*2,4*
5.	*Installation of radio*	*2,8*	*3,2*	*2.9*	*3,3*	*3,0*	*2,9*
6.	*Radio CDMA*	*-*	*1,9*	*7,8*	*-*	*8,4*	*8,8*
7.	*New services of electric communications*	*-*	*-*	*-*	*-*	*-*	*0,1*

Information as of October 1, 2001